

10035189

S
E COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 38622 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fordham Financial Management Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Wall Street, 18th Floor
(No. and Street)

New York (City) New York (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Adams 212-732-8500
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gaynes, Paul R. CPA
(Name – *if individual, state last, first, middle name*)

54 Sunnyside Blvd. (Address) Plainview (City) NY (State) 11803 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, William Baquet, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fordham Financial Management Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EVELYN HENNIGAR
Notary Public, State of New York
No. 01HE6146760
Qualified in Richmond County
Commission Expires May 22, 2010

Signature

President
Title

Evelyn Hennigar
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in ~~Financial Condition~~ cash flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEX TO THE FINANCIAL STATEMENTS

OF

FORDHAM FINANCIAL MANAGEMENT, INC.

**PAUL GAYNES**
**CERTIFIED PUBLIC ACCOUNTANT**

**PAUL GAYNES, CPA**

**54 SUNNYSIDE BOULEVARD, PLAINVIEW, NEW YORK 11803**
**516/349-1331**

# INDEPENDENT AUDITOR'S REPORT

To the Officers and Directors of
Fordham Financial Management, Inc.
New York, New York

I have audited the accompanying statement of financial condition of Fordham Financial Management, Inc. as of December 31, 2009, the related statement of income, statement of cash flows, statement of changes in stockholders' equity for the year then ended and the supplementary information thereto. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fordham Financial Management, Inc. as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PAUL GAYNES, CPA

Plainview, NY
February 9, 2010

FORDHAM FINANCIAL MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

Exhibit A

## ASSETS

| | | |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash | $ 109,321 | |
| Due from clearing broker | 105,000 | |
| Securities – Long Market Value | 1,725 | |
| Receivable from Broker Dealers | 413,999 | |
| Total Current Assets | | $ 630,045 |
| **FIXED ASSETS** | | |
| Furniture & equipment | $ 38,808 | |
| Less: Accumulated depreciation | 15,051 | |
| Net Fixed Assets | | 23,757 |
| **OTHER ASSETS** | | |
| Due from registered representative | $ 270,456 | |
| Security deposits | 93,832 | |
| | | 364,288 |
| **TOTAL ASSETS** | | $ 1,018,090 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| **LIABILITIES** | | |
| Accounts payable | $ 26,677 | |
| Commissions payable | 119,571 | |
| **TOTAL LIABILITIES** | | $ 146,248 |
| **STOCKHOLDERS' EQUITY** | | |
| Common stock | | |
| Authorized 50,000 No Par Value | | |
| Issued & outstanding 15,000 shares | $ 15,000 | |
| Paid in capital | 3,749,537 | |
| Retained earnings | (2,892,695) | |
| Total Stockholders' Equity | | 871,842 |
| **TOTAL LIABILITIES & STOCKHOLDERS' EQUITY** | | $ 1,018,090 |

The accompanying notes are an integral part of this statement.

FORDHAM FINANCIAL MANAGEMENT, INC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

Exhibit B

| | | |
|---|---|---|
| REVENUES | | $ 3,373,597 |
| OPERATING EXPENSES | | |
| Salaries | $ 933,528 | |
| Commissions | 1,712,520 | |
| Rent | 319,881 | |
| Clearing costs | 385,742 | |
| Payroll taxes | 148,044 | |
| Advertising | 2,384 | |
| Professional fees & consulting | 133,441 | |
| Medical insurance | 136,637 | |
| Insurance | 45,672 | |
| Office supplies & expenses | 22,019 | |
| Telephone | 111,801 | |
| Registration & regulatory expenses | 77,078 | |
| Equipment & information | 153,477 | |
| Messenger & delivery | 23,156 | |
| Selling expenses | 149,665 | |
| Depreciation | 9,506 | |
| Total Expenses | | 4,364,551 |
| Net Loss Before Taxes | | (990,954) |
| Taxes Based on Income | | 4,986 |
| NET LOSS | | $ (995,940) |

The accompanying notes are an integral part of this statement.

FORDHAM FINANCIAL MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Exhibit C

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net Loss | | $ (995,940) |
| Adjustments to reconcile net income to net cash | | |
| Decrease in receivables | $ 340,321 | |
| Depreciation | 9,506 | |
| Increase in payables | 69,720 | |
| Decrease in securities owned | 29,392 | |
| Total Adjustments | | 448,939 |
| **NET CASH APPLIED TO OPERATING ACTIVITIES** | | $ (547,001) |
| **CASH APPLIED TO INVESTING ACTIVITIES** | | |
| Increase in paid in capital | $ 541,000 | |
| Decrease in net advances | 17,828 | |
| **NET CASH APPLIED TO INVESTING ACTIVITIES** | | 558,828 |
| **NET INCREASE IN CASH & CASH EQUIVALENTS** | | $ 11,827 |
| **CASH & CASH EQUIVALENTS – JANUARY 1, 2009** | | 97,494 |
| **CASH & CASH EQUIVALENTS – DECEMBER 31, 2009** | | $ 109,321 |

The accompanying notes are an integral part of this statement.

FORDHAM FINANCIAL MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

Exhibit D

| | COMMON STOCK | PAID IN CAPITAL | RETAINED EARNINGS | STOCKHOLDERS' EQUITY |
|---|---|---|---|---|
| BALANCES | | | | |
| January 1, 2009 | $ 15,000 | $ 3,208,537 | $ (1,896,755) | $ 1,326,782 |
| Loss – 2009 | | | (995,940) | (995,940) |
| Additional Capital Paid In | | 541,000 | | 541,000 |
| BALANCES – DECEMBER 31, 2009 | $ 15,000 | $ 3,749,537 | $ (2,892,695) | $ 871,842 |

The accompanying notes are an integral part of this statement.

FORDHAM FINANCIAL MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL
UNDER SEC RULE 15c3-1
AS OF DECEMBER 31, 2009

Schedule 1

| | | |
|---|---|---|
| **CREDIT FACTORS** | | |
| Common Stock | $ 15,000 | |
| Paid in capital | 3,749,537 | |
| Retained earnings (Deficit) | (2,892,695) | |
| Total Credit Factors | $ 871,842 | |
| **DEDUCTIONS** | | |
| Non allowable assets | 388,045 | |
| NET CAPITAL – BEFORE HAIRCUTS | $ 483,797 | |
| **HAIRCUTS** | | |
| Other Securities | 1,632 | |
| NET CAPITAL | $ 482,165 | |
| Less: Capital requirements, greater of minimum Dollar or 6 2/3% or aggregate indebtedness | 250,000 | |
| NET CAPITAL IN EXCESS OF REQUIREMENTS | $ 232,165 | |
| Capital Ratio: (Maximum allowance of 1500%) | | |
| Aggregate indebtedness | $ 146,248 | |
| Divided by: Net Capital | 482,165 | 30.33% |
| **AGGREGATE INDEBTEDNESS** | | |
| Accrued expenses & taxes payable | $ 146,248 | |
| 6 2/3% of Aggregate Indebtedness | $ 9,750 | |

The accompanying notes are an integral part of this statement.

FORDHAM FINANCIAL MANAGEMENT, INC.
RECONCILIATION OF NET CAPITAL
AS OF DECEMBER 31, 2009

Schedule 2

| | |
|---|---|
| Net capital per Focus Report X-17A-5 | $ 482,165 |
| NET CAPITAL PER AUDIT REPORT | 482,165 |
| Difference | $ NONE |

The accompanying notes are an integral part of this statement.

# FORDHAM FINANCIAL MANAGEMENT, INC.
# NOTES TO FINANCIAL STATEMENTS
# DECEMBER 31, 2009

## NOTE 1 – ORGANIZATION

Fordham Financial Management, Inc. is a Colorado corporation formed, in September 1987 for the purpose of conducting business as a broker dealer in securities. In December, 1995, the company was sold and moved its operations to New York State. The company is a broker dealer registered with the Securities and Exchange Commission.

## NOTE 2 – INCOME TAXES

Provision has been made for income taxes payable to New York City, New York State and The Internal Revenue Service.

## NOTE 3 – LEASE COMMITMENT

The company moved to 14 Wall Street, New York City on February 3, 2000. The future lease obligation at that premises is $258,757 per annum until the expiration of the lease on February 28, 2012.

## NOTE 4 SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. The company does not carry customer securities accounts on its own books. All trades are on a fully disclosed basis through First Clearing LLC and Legent Clearing.

Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $482,165 which was $146,248 in excess of its required net capital of $250,000. The Company's net capital ratio was 30.33 to 1.

### Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from private placements in which the Company acts as an underwriter or agent.

### Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

### Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

**PAUL GAYNES**
CERTIFIED PUBLIC ACCOUNTANT

PAUL GAYNES, CPA

54 SUNNYSIDE BOULEVARD, PLAINVIEW, NEW YORK 11803
516/349-1331

To the Officers and Directors of
Fordham Financial Management, Inc.
New York, New York

Gentlemen

In planning and performing my audit of the financial statements of Fordham Financial Management, Inc. for the year ended December 31, 2009, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure. Also, as required by rule 17a-5 (g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Fordham Financial Management, Inc. that I considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital rule under rule 17-a-3(ii) and the reserve required by rule 15c 3-3. Fordham Financial Management does not carry securities accounts for customers nor does it perform custodial functions for customer securities. Accordingly, therefore, Fordham is not required to perform the various procedures normally used to account for and protect customer securities in its possession.

The management of the Company is responsible for establishing and maintaining internal control structures and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissions above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the Commission's objectives.

Further, that no material differences existed between my computations and of your net capital, or determination of the reserve requirements, and your corresponding Focus Report Part II filing.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchanges Act of 1934 and should not be used for any other purpose.

Very truly yours,



PAUL GAYNES, CPA

Plainview, New York
February 9, 2010

# FINANCIAL STATEMENTS

# FORDHAM FINANCIAL MANAGEMENT, INC.

# DECEMBER 31, 2009